Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 6 DATED JULY 19, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

We are providing this Supplement to you in order to supplement our prospectus dated April 16, 2019 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

·	to disclose the Company's net asset value for the month ended June 30, 2019;
·	to disclose the adjusted per share public offering price for each class of our shares, effective as of July 26, 2019, the date which is five business days after this supplement is filed with the Securities and Exchange Commission;
·	to disclose information about our distributions, and
·	to update our summary of the offering.

Determination of Net Asset Value for the month ended June 30, 2019

On July 19, 2019, the Company’s board of directors (the “Board”) determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in the Prospectus. Class FA shares were offered in a separate private offering and are not being offered in the Company’s current public offering (the “Offering”). The following table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, and Class I shares as of June 30, 2019:

Month Ended June 30, 2019	Class FA	Class A	Class T	Class D	Class I	Total
Net Asset Value	$91,718,198	$12,509,598	$1,846,952	$5,433,648	$15,928,594	$127,436,990
Number of Outstanding Shares	3,372,710	467,884	68,813	205,333	591,950	4,706,690
Net Asset Value, Per Share	$27.19	$26.74	$26.84	$26.46	$26.91

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

 Public Offering Price Adjustment

On July 19, 2019, the Board also approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of July 26, 2019 and will be used for the Company’s next monthly closing for subscriptions on July 31, 2019. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of June 30, 2019. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$29.22	$28.18	$26.46	$26.91
Selling Commissions, Per Share	$1.75	$0.85
Dealer Manager Fees, Per Share	$0.73	$0.49

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

On July 19, 2019, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I
August 29, 2019	September 10, 2019	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167

Prospectus Summary

The following disclosure supersedes and replaces the first paragraph under the section "Prospectus Summary—Q: Are we conducting separate private offerings?" which appears on page 9 of the Prospectus.

Q: Are we conducting separate private offerings?

A: We are currently conducting separate “best efforts” private offerings of up to $50 million each in shares of our Class FA shares. We refer to these private offerings of our Class FA shares as a “Class FA private offering." Each Class FA private offering is being made pursuant to 506(c) under Regulation D. CNL Securities Corp., the Managing Dealer for this offering, will also serve as placement agent for each Class FA private offering. We expect our Managing Dealer will utilize multiple distribution channels for each Class FA private offering. We intend to offer Class FA shares in the July 2019 private offering only to persons that are “accredited investors,” as that term is defined under the Securities Act and Regulation D promulgated thereunder. Subject to requirements under the Securities Act and the applicable state securities laws of any jurisdiction, we intend to conduct each Class FA private offering until the earlier of: (i) the date we have sold the maximum offering amount of each respective Class FA private offering or (ii) October 31, 2019. However, we reserve the right to extend the outside date of each Class FA private offering in our sole discretion but in no event later than December 31, 2019. The initial minimum purchase amount for Class FA shares in each Class FA private offering will be $1,000,000, however, we may permit, in our sole discretion, investments for an amount less than the minimum investment amount.

On June 28, 2019, we met our minimum offering amount with $3,065,000 in aggregate gross proceeds from subscriptions for Class FA Shares from our initial Class FA private offering and we held our initial escrow closing on subscriptions for that Class FA private offering. There are no selling commissions or placement agent fees for the sale of Class FA shares in our initial Class FA private offering. We also launched an additional Class FA private offering on July 15, 2019 and of which will pay the Placement Agent a selling commission of up to 5.5% and placement agent fee of up to 3.0% of the sale price for each Class FA share sold in that private offering, except as a reduction or sales load waiver that may apply. We intend to use the net offering proceeds from the Class FA private offerings to make investments in accordance with our business strategy and policies and for other general corporate purposes. We have not allocated specific amounts of the net proceeds from any Class FA private offering for any specific purpose. We may change the terms of, or suspend or terminate, the any Class FA private offering at any time in our sole discretion, and we can offer no assurances whether any private offering will be successful.